Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related prospectus of Rigel Pharmaceuticals, Inc. for the registration of up to $125,000,000 of any combination of its common stock, preferred stock, debt securities, warrants and units, and to the incorporation by reference therein of our report dated March 2, 2010, with respect to the financial statements of  Rigel Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Rigel Pharmaceuticals, Inc ., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Palo Alto, California

December 14, 2010